Exhibit 99.3

Recent Developments Since June 30, 2020

The financial information presented in the Report on Form 6-K, including this Exhibit 99.3, is unaudited, unless otherwise noted.

This document, which is an Exhibit to Orange’s Report on Form 6-K dated December 9, 2020 (the “Form 6-K”), contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934). Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “would”, “will”, “expect”, “consider”, “confirm”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “plan”, “predict”, “benefit”, “carry out”, “meet”, “increase”, “exceed”, “preserve”, “optimize”, “control”, “intend”, “continue”, “maintain”, “invest”, “be aimed at”, “strategy”, “objective”, “prospects”, “outlook”, “trends”, “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or “progression” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to Orange or not currently considered material by Orange, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Therefore, actual results may differ materially from those described in the forward-looking statements. Orange urges you to carefully review and consider the various disclosures it makes concerning the factors that may affect its business, including the disclosures made in “Item 3. Key information—3.D. Risk factors,” “Item 5. Operating and financial review and prospects,” and “Item 11. Quantitative and qualitative disclosures about market risk” in its 2019 Annual Report on Form 20-F, “Cautionary Statement Regarding Forward-Looking Statements” in the Form 6-K, and “Section 1.1.4 Information on trends and the main risks and uncertainties” in Exhibit 99.1 to the Form 6-K attached hereto.

I.    Financial information for the three-month and nine-month periods ended September 30, 2020

	3Q 2020	change	change	9M 2020	change	change
		comparable	historical		comparable	historical
In millions of euros (1)		basis (2)	basis		basis (2)	basis
Revenues	10,584	0.8%	0.1%	31,353	0.5%	0.7%
Purchases of or investments in property, plant and equipment and intangible assets	1,860	(0.5)%	(1.2)%	5,372	(11.5)%	(11.9)%
eCAPEX (3)(excluding licenses)	1,730	0.9%	0.3%	4,886	(6.3)%	(6.6)%
(1)	See Appendix 1: Key financial indicators
(2)	See Appendix 5: glossary – Key figures not defined by IFRS
(3)	eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets. See Appendix 2: Capital expenditures and eCapex information and Appendix 5: glossary – Key figures not defined by IFRS for relevant information and important information and a reconciliation of this amount to the pertinent IFRS amount.

Revenues

Orange Group revenues totaled €10.6 billion in the third quarter 2020, up 0.1% year on year on a historical basis and 0.8% on a comparable basis in the related period in 2019. This growth was driven by the momentum in services, in particular wholesale services, due to the co-financing of the fiber network in France, and convergent services, which rose respectively 5.3% and 1.7% on a historical basis, and 5.7% and 1.5% on a comparable basis. Roaming revenues continued to be adversely impacted by travel restrictions due to the Covid-19 pandemic, while the decline in equipment sales was contained at -2.3% on a historical basis and -1.9% on a comparable basis.

France and Africa & Middle East contributed positively with respective growth over the related period in 2019 of 3.2% on an historical basis and 3.1% on a comparable basis for France, and 1.9% on a historical basis and 5.1% on a comparable basis for Africa & Middle East (compared to growth of 2.8% and 0.9% on a historical basis and 2.7% and 1.3% on a comparable basis in the second quarter over the related period in 2019) while Europe (including Spain) and Enterprise continued to be under pressure, albeit with an improving trend.

Over the first nine months of the year, revenue growth was 0.7% on an historical basis and 0.5% on a comparable basis.

Customer base growth

There were 10.9 million convergent services customers across the Group at September 30, 2020, up 2.1% year on year, supported by continued strong growth in Europe.

Mobile services had 211.9 million customers at September 30, 2020, up 1.2% year on year on a historical basis and 2.5% on a comparable basis, including 76.2 million contract customers, an increase of 3.9% on a historical basis and 4.0% on a comparable basis.

Fixed services had 45.1 million customers on September 30, 2020, down 1.4% year on year, primarily due to the 12.8% decline in fixed narrowband accesses and despite the continued very strong growth (up 21.9%) in high-speed broadband accesses.

Capital expenditures and eCAPEX

Purchases of or investments in property, plant and equipment and intangible assets totaled €1,860 million in the third quarter 2020, decreasing 1.2% on an historical basis and 0.5% on a comparable basis in the third quarter compared with the related period in 2019. Group eCAPEX rose 0.3% on an historical basis and 0.9% on a comparable basis in the third quarter compared with the related period in

2019, due to the acceleration of the FTTH roll-out in France in September. It was down 6.6% over the first nine months on a historical basis and down 6.3% on a comparable basis, despite a step-up in investments in the fixed and mobile broadband networks, principally as a result of the co-financing of the fiber network in France. Group eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets. See Appendix 5: glossary – Key figures not defined by IFRS.

Monetization of the networks and execution of the infrastructure strategy

Orange has taken new steps in its plans to share future fiber network deployments with partners via FiberCos and expects to sign agreements in the first half of 2021 with a view to creating dedicated structures in France and Poland that are anticipated to be operational in 2021.

Regarding value-creating initiatives for its European mobile network, Orange will detail the progress of the ongoing TowerCo projects dedicated to managing towers in France and Spain in the publication of its 2020 annual results.

Changes in asset portfolio

There were no significant changes in the asset portfolio in the third quarter of 2020.

Dividend

The Board of Directors supports the return to a dividend of €0.70 per share in respect of the 2020 financial year. A definitive proposal will be made to the Annual General Meeting of May 18, 2021 in light of the final results for the year. Furthermore, Orange will pay an interim dividend of €0.40 per share on December 9, 2020, an increase of €0.10 compared to the amount announced in July. See Section 2 – Other Recent Developments of this document for further developments about future distributions to shareholders.

Review by operating segment

France

	3Q 2020	change	change	9M 2020	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	4,693	3.1%	3.2%	13,717	2.1%	2.2%
Retail services	2,691	(0.4)%	(0.4)%	8,068	(0.1)%	(0.1)%
Convergence	1,137	2.5%	3.2%	3,405	4.0%	4.6%
Mobile Only	564	(2.7)%	(3.6)%	1,687	(2.8)%	(3.8)%
Fixed Only	990	(2.4)%	(2.4)%	2,976	(3.0)%	(3.0)%
Wholesale	1,543	10.5%	10.7%	4,414	8.4%	8.6%
Equipment sales	302	(9.8)%	(9.8)%	759	(16.8)%	(16.8)%
Other revenues	157	33.3%	32.3%	475	29.8%	29.1%

Revenue growth supported by infrastructure co-financing and convergent services. Very good commercial performance from mobile and fiber.

Third-quarter revenue growth in France was driven by the momentum of convergent services and strong growth in wholesale, due to the significant fiber network co-financing proceeds received in July.

Retail services revenues fell 0.4% year on year. Excluding PSTN and ePresse and audiobook offers, revenues would have increased 1.8% on historical basis and 1.7% on a comparable basis in the related period in 2019. Revenues from convergent services increased 3.2% on an historical basis and 2.5% on a comparable basis, despite the strong impact of the health crisis on customer roaming. Mobile only revenues were also adversely impacted by the decline in customer roaming and prepaid “holiday” offers, mainly taken up by tourists.

Equipment sales continued to decline although with an improving trend compared to the second quarter thanks to the reopening of stores after lockdown. The quarter was also impacted by the postponed release of the iPhone 12.

Despite a decline in national roaming, wholesale revenues rose strongly due to the co-financing of the fiber network and the construction of Public Initiative Networks.

From a commercial standpoint, convergent ARPO rose 1.7% on a historical basis and 1.2% on a comparable basis in the related period in 2019 to €68.80. Mobile contracts (excluding M2M) posted 125,000 net adds, driven by the Sosh and Open offers (up 133,000 and 64,000 in net adds respectively). This is the best performance since the second quarter of 2018.

Fiber again had an excellent quarter with a new record of 360,000 net adds (versus 178,000 in the third quarter of 2019). Of these sales, 53% were to new customers. The roll-out of fiber continued at a rapid pace with a total of 20.9 million connectable homes and the threshold of 4 million fiber customers exceeded at the end of September.

Europe

	3Q 2020	change	change		9M 2020	change	change
		comparable	historical			comparable	historical
In millions of euros		basis	basis			basis	basis
Revenues	2,636	(3.7)%	(4.2)%		7,864	(3.3)%	(3.6)%
Retail services	1,771	(4.5)%	(5.0)%	-	5,366	(2.6)%	(2.8)%
Convergence	673	(0.2)%	(0.6)%	-	2,050	1.9%	1.5%
Mobile Only	766	(8.2)%	(8.6)%	-	2,291	(7.5)%	(7.9)%
Fixed Only	270	(2.7)%	(3.8)%	-	816	(4.2)%	(5.2)%
IT & Integration services	61	(9.5)%	(7.8)%	-	209	23.3%	36.7%
Wholesale	480	(5.3)%	(6.0)%	-	1,431	(0.7)%	(1.4)%
Equipment sales	355	4.8%	4.1%	-	966	(8.2)%	(8.8)%
Other revenues	30	(18.8)%	(20.0)%	-	101	(20.4)%	(21.2)%

Revenues in Europe (which now includes Spain as well as Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) remained under pressure in the third quarter. The reduction in roaming accounts for more than half of the decline. This said, the trend improved compared to the second quarter, largely due to a recovery in equipment sales.

Retail services were adversely affected by the weaker sales performance recorded in previous quarters, by a significant negative seasonal effect on customer roaming and by a contraction in IT&S sales following strong growth in previous quarters.

While the health crisis continues to restrict the free movement of people, sales performances in the seven country Europe zone saw a significant turnaround in all product lines, with net adds of 221,000 mobile contracts (excluding M2M), 80,000 of which were accounted for by tablets in Romania (versus -129,000 in the second quarter), 285,000 by prepaid (versus -664,000 in the second quarter), 96,000 by fixed broadband, of which 139,000 were FTTH connections (versus 32,000 in the second quarter) and 51,000 by TV (versus -31,000 in the second quarter) compared to the second quarter 2020. This excellent performance resulted mainly from the revamping of our product lines undertaken in most of our geographies.

Spain:

In Spain, the 5.6% decline in revenues in the third quarter, compared to the related period in 2019, was an improvement on the second quarter (down 6.8%, compared to the related period in 2019), despite the significant negative effect of the health crisis on roaming revenues, which impacted both wholesale and retail services revenues.

The 7.7% decline in retail services revenues in Spain in the third quarter, compared to the related period in 2019, (versus a 7.2% decline in the second quarter, compared to the related period in 2019) was due to the loss of volumes, relating to Orange Spain’s previously weak presence at the lower end of the market. Excluding roaming, retail service revenues stabilized compared to the second quarter.

The new commercial strategy launched in the second quarter already demonstrated its effectiveness in the back-to-school period and with the start of the football season, with a return to positive net adds in fixed broadband, TV and mobile, leading to growth in the convergent customer base for the first time since the first quarter of 2018.

Africa & Middle East

	3Q 2020	change	change	9M 2020	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	1,474	5.1%	1.9%	4,320	4.2%	3.2%
Retail services	1,263	7.1%	3.5%	3,707	6.9%	5.6%
Mobile Only	1,116	6.0%	2.5%	3,280	6.1%	4.7%
Fixed Only	140	15.3%	11.6%	410	12.7%	12.0%
IT & Integration services	6	35.8%	34.1%	16	58.0%	57.1%
Wholesale	176	(8.7)%	(11.2)%	518	(11.3)%	(12.0)%
Equipment sales	22	3.4%	(0.6)%	62	(8.0)%	(7.6)%
Other revenues	14	48.3%	90.5%	33	25.7%	66.3%

Significant return to growth in Africa & Middle East

Africa & Middle East third quarter revenues returned to strong growth driven by mobile data, Orange Money and fixed broadband, after a second quarter marked by the impact of the health crisis.

The 4G customer base reached 30.9 million, an increase of 37% year on year, out of a total of 126 million mobile customers.

Orange Money revenue growth accelerated again in the third quarter, reaching 24.9% on a historical basis and 27.1% on a comparable basis in the related period in 2019, after a second quarter marked by the free transaction measures recommended by the authorities to help combat the epidemic. The active customer base increased 21% year on year to reach a level of more than 20 million customers.

The number of fixed broadband customers grew 38% year on year, reaching 1.6 million customers; revenues were up 10.3% on a historical basis and 26.4% on a comparable basis in the related period in 2019.

Wholesale revenues continued to be affected by the decrease in international travel and visitor roaming.

In the third quarter, 9 countries on a historical basis and 12 countries on a comparable basis in the region recorded growth, with six of them in double-digits.

Enterprise

	3Q 2020	change	change	9M 2020	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	1,898	(1.7)%	(2.4)%	5,757	(1.4)%	0.7%
Fixed Only	952	(2.0)%	(2.6)%	2,910	(1.6)%	(1.6)%
Voice	303	(3.4)%	(3.8)%	935	(3.0)%	(3.0)%
Data	649	(1.3)%	(2.0)%	1,975	(0.9)%	(0.9)%
IT & Integration services	734	(0.5)%	(1.6)%	2,209	1.1%	7.1%
Mobile *	213	(4.6)%	(4.6)%	638	(8.5)%	(8.5)%
Mobile Only	159	(8.4)%	(8.5)%	487	(10.2)%	(10.2)%
Wholesale	11	30.6%	30.6%	32	23.5%	23.5%
Equipment sales	42	4.8%	4.8%	119	(7.7)%	(7.7)%

IT and integration services revenues almost returned to stability in the third quarter after a 2.6% decline in the second quarter and over the first 9 months continued to show growth. Cloud and cybersecurity services slowed in the third quarter, but posted respectively, growth of 11.9% and 44.3% on a historical basis and 5% and 8% on a comparable basis over the first nine months of the year.

Traditional voice services declined again, however the trend was less pronounced than before the health crisis, thanks to VoIP and collaboration solutions, while Data revenues continued to be impacted by Globecast, whose broadcasting activities have been reduced as a result of event cancellations.

Mobile* revenues continued to be significantly affected by the substantial decline in roaming revenues (down 71%) caused by the health crisis.

Overall, the segment’s profitability improved compared with the second quarter.

International Carriers & Shared Services

	3Q 2020	change	change	9M 2020	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis
Revenues	352	(5.7)%	(6.1)%	1,080	(3.5)%	(3.7)%
Wholesale	250	(7.2)%	(7.4)%	780	(4.0)%	(4.0)%
Other revenues	102	(1.9)%	(2.9)%	301	(2.2)%	(2.9)%

Revenues from International Carriers and Shared Services declined 6.1% on an historical basis and 5.7% on a comparable basis in the related period in 2019 in the third quarter.

International wholesale services continued to be heavily impacted by the Covid-19 epidemic due to the international travel ban and the reduction in flows on voice corridors.

Other revenues also continued to be affected by the decline in installation activities at Orange Marine, also hit by the health crisis.

Orange Bank

In the third quarter, despite a slowdown in commercial activity as a result of the health crisis, Orange Bank’s customer base continued to grow reaching a total of 1.1 million customers at September 30, 2020, including mobile insurance.

Orange Bank is successfully pursuing its value-oriented strategy, with a record number of premium card sales and nearly 60% of new customers in France (excluding mobile insurance) subscribing to paid offers in the third quarter of 2020, up from 27% in the third quarter of 2019.

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

Appendix 1: Key financial indicators

3Q data

	3Q 2020	3Q 2019	3Q 2019	change		change
		comparable	historical	comparable		historical
In millions of euros		basis	basis	basis		basis
Revenues	10,584	10,504	10,577	0.8%		0.1%
France	4,693	4,551	4,548	3.1%		3.2%
Europe	2,636	2,737	2,752	(3.7)%		(4.2)%
Africa & Middle-East	1,474	1,402	1,447	5.1%		1.9%
Enterprise	1,898	1,931	1,946	(1.7)%		(2.4)%
International Carriers & Shared Services	352	373	375	(5.7)%		(6.1)%
Intra-Group eliminations	(468)	(491)	(491)
Purchases of or investments in property, plant and equipment and intangible assets	1,860	1,868	1,882	(0.5)%		(1.2)%
eCAPEX (1)	1,730	1,715	1,724	0.9%		0.3%
o/w telecom activities	1,723	1,708	1,718	0.9%		0.3%
as % of revenues	16.3%	16.3%	16.2%	0.0	pt	0.0	pt
o/w Orange Bank	7	6	6	15.9%		15.9%
(1)	See Section Appendix 5: glossary – Key figures not defined by IFRS

9M data

	9M 2020	9M 2019	9M 2019	change		change
		comparable	historical	comparable		historical
In millions of euros		basis	basis	basis		basis
Revenues	31,353	31,207	31,150	0.5%		0.7%
France	13,717	13,431	13,423	2.1%		2.2%
Europe	7,864	8,130	8,160	(3.3)%		(3.6)%
Africa & Middle-East	4,320	4,144	4,185	4.2%		3.2%
Enterprise	5,757	5,839	5,716	(1.4)%		0.7%
International Carriers & Shared Services	1,080	1,119	1,121	(3.5)%		(3.7)%
Intra-Group eliminations	(1,384)	(1,457)	(1,454)
Purchases of or investments in property, plant and equipment and intangible assets	5,372	6,074	6,099	(11.5)%		(11.9)%
eCAPEX (1)	4,886	5,217	5,233	(6.3)%		(6.6)%
o/w telecom activities	4,865	5,194	5,211	(6.3)%		(6.6)%
as % of revenues	15.5%	16.6%	16.7%	(1.1)	pt	(1.2)	pt
o/w Orange Bank	21	23	23	(6.0)%		(6.0)%
(1)	See Section Appendix 5: glossary – Key figures not defined by IFRS

Appendix 2: Capital expenditures and eCapex information

eCAPEX or “economic CAPEX”: (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, less (ii) the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS and may not be directly comparable to indicators referenced by similarly-named indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

The tables below shows the transition from (i) investments in property, plant and equipment and intangible assets, and (ii) purchases of property, plant and equipment and intangible assets, excluding trade payables, to (iii) eCAPEX.

	3Q 2020	3Q 2019
In millions of euros		Historical basis

Investments in property, plant and equipment and intangible assets	1,860	1,882
Financed assets	(56)	(27)
Purchases of property, plant and equipment and intangible assets (1)	1,803	1,854
Proceeds from sales of property, plant and equipment and intangible assets	(68)	(121)
Telecommunications licenses	(5)	(10)
eCAPEX	1,730	1,724
(1)	Excluded changes in fixed assets trade payables. Investments financed through finance leases have no effect on cash flow upon acquisition.

	9M 2020	9M 2019
In millions of euros		Historical basis

Investments in property, plant and equipment and intangible assets	5,372	6,099
Financed assets	(173)	(93)
Purchases of property, plant and equipment and intangible assets (1)	5,199	6,005
Proceeds from sales of property, plant and equipment and intangible assets	(266)	(252)
Telecommunications licenses	(47)	(520)
eCAPEX	4,886	5,233
(1)	Excluded changes in fixed assets trade payables. Investments financed through finance leases have no effect on cash flow upon acquisition.

Appendix 3: Income statement information

3Q data

	3Q 2020	3Q 2019
		Historical
In millions of euros		basis
Revenues	10,584	10,577
External purchases	(4,261)	(4,437)
Other operating income	132	184
Other operating expense	(119)	(85)
Labor expenses	(1,924)	(1,914)
Operating taxes and levies	(352)	(326)
Gains (losses) on disposal of fixed assets, investments and activities	14	40
Restructuring costs	2	(12)
Depreciation and amortization of financed assets	(15)	(4)
Depreciation and amortization of right-of-use assets	(367)	(316)
Impairment of right-of-use assets	—	(0)
Interests expenses on liabilities related to financed assets	(0)	(0)
Interests expenses on lease liabilities	(33)	(33)

9M data

	9M 2020	9M 2019
		Historical
In millions of euros		basis
Revenues	31,353	31,150
External purchases	(12,808)	(12,981)
Other operating income	403	525
Other operating expense	(568)	(285)
Labor expenses	(6,300)	(6,347)
Operating taxes and levies	(1,584)	(1,533)
Gains (losses) on disposal of fixed assets, investments and activities	73	108
Restructuring costs	(11)	(63)
Depreciation and amortization of financed assets	(37)	(7)
Depreciation and amortization of right-of-use assets	(1,019)	(943)
Impairment of right-of-use assets	(6)	(25)
Interests expenses on liabilities related to financed assets	(1)	(0)
Interests expenses on lease liabilities	(91)	(97)

Appendix 4: Key performance indicators

	September 30,	September 30,	September 30,
	2020	2019	2019
		Historical	Comparable
In thousands, at the end of the period		basis	basis
Number of convergent customers	10,914	10,686	10,686
Number of mobile accesses (excluding MVNOs) (1)	211,856	209,380	206,743
o/w Mobile accesses of convergent customers	19,484	18,933	18,933
Mobile only accesses	192,371	190,447	187,810
o/w Contract customers	76,252	73,413	73,353
Prepaid customers	135,604	135,966	133,390
Number of fixed accesses (2)	45,128	45,769	45,767
Number of fixed retail accesses	29,357	29,740	29,739
Number of fixed broadband accesses	21,301	20,506	20,505
o/w Accesses with very high-speed broadband	8,997	7,380	7,379
Accesses of convergent customers	10,914	10,686	10,686
Fixed only accesses	10,387	9,820	9,819
Number of fixed narrowband accesses	8,055	9,234	9,234
Number of fixed wholesale accesses	15,771	16,028	16,028
Group total accesses (1+2)	256,983	255,148	252,510

Appendix 5: glossary

Key figures not defined by IFRS

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for historical amounts.

eCAPEX or “economic CAPEX”: (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, less (ii) the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS and may not be directly comparable to indicators referenced by similarly-named indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks2. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fiber access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

2 With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

II.       Other Recent Developments

●	Since June 30, 2020 Orange has issued and repurchased various debt securities as further described in Exhibit 99.2 of the Report on Form 6-K of which this document is an exhibit.
●	On October 1, 2020, Orange announced that it was satisfied with the results of the 3.5 GHz auction process in France, which represents a crucial step forward that will shape the Group’s operations in France for the years to come. With 90 MHz, Orange was the French operator with the broadest range of 5G frequencies. The total price of the 90 MHz acquired by Orange amounted to €854 million, with payments spread over 4 to 15 years depending on the block.
●	On November 9, 2020, Orange Romania announced that it had agreed to acquire a controlling 54% interest in Telekom Romania Communications (“TKR”), in a transaction that is expected to significantly accelerate Orange’s strategy to become the preferred choice of customers for convergent services in the Romanian market. Orange will pay a total of €268 million, on a debt-free, cash-free basis and subject to customary adjustments at closing, corresponding to a total enterprise value of €497 million, based on 100% of TKR and the convergent customer base. The closing of the transaction is subject to customary conditions, notably antitrust clearance by the European Commission and other relevant authorities and is expected to be completed within the second half of 2021. Until this approval and the completion of the transaction is obtained, both companies will continue to operate independently.
●	On November 13, 2020, Orange welcomed the favorable decision reached by the French State Council (Conseil d’Etat) regarding a tax dispute that began nearly ten years ago. This decision, which definitively closed the case, confirmed the Group’s position since the beginning of this dispute. It enabled Orange to recover the amount paid in July 2013 of approximately €2.2 billion. The amount received - principal and interest - will be recorded as current tax income and will not be subject to tax.
●	On December 2, 2020, Orange announced that it was considering a conditional voluntary takeover bid on all the shares of Orange Belgium that it does yet own. This information is not an offer to purchase or a solicitation of an offer to sell any securities in any jurisdiction; any offer would not be made in the United States or in certain other jurisdictions. Any offer would be a cash offer, without any minimum acceptance threshold, made at a price of € 22 per share, which represents a premium of 35.6% compared to the closing price of Orange Belgium on December 2, 2020 and a premium of 49.3% compared to the volume-weighted average trading price of Orange Belgium over the last six months on the regulated market of Euronext Brussels. If the conditions are met, Orange SA will consider a possible delisting of the shares of Orange Belgium.
●	On December 2, 2020, the Orange Group confirmed that it had received all of the 2.2 billion euros corresponding to sums paid in 2013, as well as the related rights and interest, following the favorable decision of the French State Council (Conseil d’état) on November 13, 2020 concerning a long-standing tax dispute. The Group announced that it plans to deploy the funds received to accelerate its development and commitments (which may include strengthening its leadership in networks, both in France and internationally, as well as projects related to the ecological transition; supporting the Group’s operational transformation; and proposing a conditional voluntary public takeover offer for all the shares of Orange Belgium that it does not yet own); and proposes to benefit its employees (including an employee share scheme in France and internationally for a total volume of approximately 30 million shares, with the objective that employee shareholding reaches 10% in the future) and shareholders (including the principle of an extraordinary distribution to shareholders of 0.20 euros per share). A portion of the funds will be allocated to the Group’s social commitments focused on achieving carbon neutrality by 2040 and digital equality. Any remaining balance will reduce the Orange’s net debt.